November 29, 2018

United States Securities and Exchange Commission

100 F Street, NW

Washington, DC 20549

Attn: Michael Killoy

Re:	Iconic Brands, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed October 29, 2018 File No. 333-227420

Dear Mr. Killoy:

The following responses of Iconic Brands, Inc. (the “Company,” “we” or “us”) are being provided in response to the comments in your letter dated November 5, 2018, regarding the above-listed Registration Statement for the Company. We have copied your comments in bold and italics followed by the Company’s response. Certain revisions have been made in response to your comments in Amendment No. 2 to the Registration Statement filed concurrently herewith.

Please note that the Company will do a 1-for-250 reverse split of its common stock, and reduce the authorized common stock to 200 million shares when the Company receives approval from FINRA. FINRA is ready to approve the reverse split but not until after the effectiveness of this Registration Statement. Therefore, the Company has again revised all share numbers without giving effect to the reverse split in Amendment No. 2 to the Registration Statement filed concurrently herewith.

Amendment No. 1 to Form S-1

General

1. We note that you filed a Form 15-12G on February 11, 2014 terminating your registration. Please note that the periodic reporting rules do not become applicable until your registration statement is declared effective. You should not be filing periodic or current reports that appear to be Section 15(d) reports unless and until your Form S-1 registration statement is declared effective. Refer to Rules 15d-1 and 15d-11 of the Securities Exchange Act of 1934.

We note the Staff’s comment, and the Company will refrain from filing periodic or current reports until the Registration Statement is declared effective.

U.S. Securities and Exchange Commission

November 29, 2018

Prospectus Summary

Corporate Information, page 2

2. We note in October 2018 you conducted a 1-for-250 reverse stock split. Though it appears that most of the share and price per share disclosure throughout the document was revised, other disclosures such as the net income (loss) per share disclosure on page 38 and the financial statements for all the periods presented were not revised. Please tell us why these share and price per share disclosures were not adjusted to reflect the 1-for-250 reverse stock split.

The disclosure of net income (loss) per share disclosure on page 38 should have also been revised. However, because FINRA will approve the reverse stock split only after this Registration Statement is effective, the Company has postponed the reverse split and reversed all the per share disclosures back to their original amounts, without giving effect to the reverse stock split.

The Company anticipates that it will file a post-effective amendment to the Registration Statement if the reverse stock split takes effect prior to the completion of the offering. If and when that occurs, the Company will provide a prospectus that includes financial statements and share amounts adjusted for the reverse stock split.

Description of Business

Our Business, page 22

3. We note your response to comment six and reissue in part. Specifically, we note your disclosure that you distribute your products through United Spirits Inc., and Southern Glazer's Wine and Spirits, LLC, as well as statements in your October 18, 2018 Form 8-K Press Release regarding your product distribution. Please clarify your distribution model and where your products are sold. See Item 101(h)(4)(ii) of Regulation S-K. Provide clear disclosure of the distribution agreements referenced in the press release.

The Company has revised the disclosure of our product distribution to clarify these relationships in the fifth through eighth paragraphs on page 22. As you may know, the alcohol and beverage distribution system in the United States is a three-tier system. Simply put, it is comprised of (1) the import or supply tier that sells to (2) the wholesale tier that sells to (3) the retail tier.

The Company is not a licensed alcohol beverage provider at any tier. United Spirits is licensed at the import/supply tier, and through the Distribution Agreement it has with the Company, United Spirits sells the Company’s products to purchasers in the wholesale tier. Therefore, any agreements with other distributors would be between United Spirits and the distributor. The Company is not a party to these agreements.

As a variable interest entity, any material agreement with United Spirits would be something that the Company would disclose. However, there are no binding agreements between United Spirits (or the Company) and the other distributors mentioned in the press release and Registration Statement. There are no master distribution agreements in place with these distributors or with any retail outlets. Instead, United Spirits fills orders with these purchasers when placed. The agreements referred to by the Company are informal, non-binding and similar to one-time purchase orders; none have been individually material to the Company. The Company’s disclosure in Amendment No. 2 to the Registration Statement filed concurrently herewith has been revised to avoid the mention of any type of continuing agreement between the Company and a distributor. The Company has also been so advised to clarify these relationships in its communications.

U.S. Securities and Exchange Commission

November 29, 2018

Directors, Executive Officers, Promoters, and Control Persons, page 40

4. We note the Form 8-K Press Release filed October 4, 2018 states that David Allen was hired as your Chief Financial Officer. Please provide the information required by Item 401 of Regulation S-K for Mr. Allen and the signatures required by Form S-1.

The Company has revised the Registration Statement to include Mr. Allen and all necessary disclosure in Amendment No. 2 to the Registration Statement filed concurrently herewith. See pages 40 through 43 and the signature page.

Certain Relationships and Related Transactions, page 44

5. We note your response to comment 11. Please disclose the working capital provided to BiVi LLC, as required by Item 404 of Regulation S-K. Also, clarify whether the working capital was repaid or forgiven.

The Company has reviewed its accounting records and has determined that from the date of the acquisition of BiVi through the end of 2015, the Company transferred $140,185.41 to BiVi for working capital purposes and BiVi repaid $98,338.53 of that amount. Thereafter, these amounts were not separately accounted for, and the Company and BiVi abandoned the working capital provisions of the Securities Exchange Agreement.

Therefore, the Company has revised the disclosure of the BiVi acquisition beginning at the bottom of page 45, and as set forth below, to disclose this amount and the termination of the working capital facility:

"Acquisition of BiVi LLC

On May 15, 2015, we entered into a Securities Exchange Agreement, with the members of BiVi LLC, a Nevada limited liability company under which we acquired a 51% majority interest in BiVi LLC in exchange for the issuance (a) 1,000,000 shares of restricted common stock and (b) 1,000 shares of newly created Series C Convertible Preferred Stock. The remaining 49% interest in BiVi LLC is owned by Richard DeCicco, Roseann Faltings and PNBM Holdings.

Upon satisfaction of the conditions set forth in the Securities Exchange Agreement, the Closing was held on May 31, 2015. At Closing, BiVi LLC became our majority owned subsidiary. Prior to the Closing, BiVi LLC was beneficially owned and controlled by Richard DeCicco, the majority shareholder, President, CEO and Director of Iconic Brands, Inc.

Under the terms of the Securities Exchange Agreement, we were required to provide working capital, from time to time, of up to $750,000.00, to be repaid by BiVi LLC from working capital generated from BiVi LLC’s operations. Provided that, in the event that we failed to provide working capital of at least $40,000.00 per month, and such failure continued for a period of sixty (60) calendar days thereafter then BiVi LLC would have had the option, by written notice to us, to declare a default. Had such a default occurred, we would have been required to transfer the majority interest back to BiVi LLC for retirement and the Holders of the Series C Preferred Stock would have been required to surrender all outstanding shares back to the Company for retirement (“BiVi Unwind”). The Company initially provided BiVi with working capital for the BiVi product in the amount of $140,185 through the end of 2015. However, because the parties are under common control, the working capital provisions of the Securities Exchange Agreement were abandoned and the parties have now formally amended the Securities Exchange Agreement to terminate any rights BiVi may have had pursuant to the working capital facility and the BiVi Unwind.

U.S. Securities and Exchange Commission

November 29, 2018

A copy of the Securities Exchange Agreement was attached to our Form 8-K filed with the SEC on May 21, 2015 as Exhibit 10.3 and the amendment is attached hereto as Exhibit 10.4. The description of the Agreement herein is qualified by the terms of the full text of the agreement, as amended, and the terms thereof are incorporated herein by reference."

Exhibits, page II-6

6. We note your response to comment 13 and reissue. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please re-file Exhibit 10.1 and 10.3 in proper electronic format. Additionally, please amended the exhibits list to include all previously filed exhibits on the S-1.

The exhibit list has been revised and the exhibits referenced in your comment have been filed as requested in Amendment No. 2 to the Registration Statement filed concurrently herewith.

Thank you for your time and attention to this matter. If you have any questions, please do not hesitate to contact me at 801.433.2453 or bal@clydesnow.com.

Very truly yours, CLYDE SNOW & SESSIONS /s/ Brian A. Lebrecht Brian A. Lebrecht